Exhibit 12.1
ENCORE ENERGY PARTNERS LP
RATIO OF EARNINGS TO FIXED CHARGES
(in thousands, except ratios)

	Three months ended December 31,		Year ended December 31,
	2008	2007	2008	2007
Income (loss) before income taxes	$117,788	$(4,030)	$173,152	$(6,961)
Adjustments:
Add fixed charges:
Interest expense	1,653	1,021	6,969	12,702
Rental expense attributable to interest	70	60	256	185

Total fixed charges	1,723	1,081	7,225	12,887

Adjusted earnings	$119,511	$(2,949)	$180,377	$5,926

Ratio of earnings to fixed charges (a)	69.4	(2.7)	25.0	0.5

(a)	For the three months and year ended December 31, 2007, earnings as defined were inadequate to cover fixed charges as defined by $4.0 million and $7.0 million, respectively.